UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 15, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, June 15th, 2023

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

We hereby inform that LOMA NEGRA C.I.A.S.A. (the “Company”) today closed the public placement of its negotiable bonds Class 2, under its program of negotiable bonds (not convertible into shares) for up to US$ 500,000,000.

The notice showing the results was published today before the Comisión Nacional de Valores (CNV), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE).

We hereby inform the relevant information of the results:

•Face Value of the Negotiable Bonds Class 2 to be issued: US$ 71,722,774.
•Interest Rate: 6.5%.
•Issuance Price: 100% of face value.
•Issuance and Liquidation Date: June 21st, 2023.
•Maturity: 30 months from the Issue and Settlement Date.
•Amortization: Bullet.
•Interests: Six-monthly.

Sincerely,

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Marcos Isabelino Gradin
Investor Relations Officer